3-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02014708

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 4 March 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

P&O Princess Cruises plc (the *Company*)

Notification of Interests of Directors

The Company announces, in accordance with its regular employee incentive programme, the following grants to directors of awards under the P&O Princess Cruises Deferred Bonus and Co-Investment Matching Plan (the ***Matching Plan***) and grants of share options under the P&O Princess Cruises Executive Share Option Plan (the ***Option Plan***). These grants have been made as part of a wider grant of awards and options to employees.

Share Awards

On 4 March 2002, The Royal Bank of Scotland Trust Company (Jersey) Limited (the ***Trustee***), trustee of the P&O Princess Cruises Employee Benefit Trust (the ***Trust***), granted awards (***Share Awards***) to directors in respect of ordinary shares of 50 cents each in the Company (***Shares***) under the Plan as set out below. No consideration was paid for the grant of the awards. These Share Awards were granted in accordance with the rules of the Matching Plan as part of each individual's performance-related bonus for the year ended 31 December 2001.

	Share Award	
	Value (£)	**No. of shares**
Lord Sterling	£46,877	11,497
Peter Ratcliffe	£106,688	26,165
Nick Luff	£38,302	9,394

The Share Awards are subject to a retention period which will expire on the date the results of the Company for the year ended 31 December 2003 are announced, which is expected to be in February 2004.

In accordance with the rules of the Matching Plan, the Share Awards granted to participants in the Matching Plan qualify for Matching Awards. The maximum number of shares a participant may receive from a Matching Award is 100% of the related Share Award. However, the actual number of shares a participant may receive from a Matching Award is dependent upon the achievement of prescribed corporate performance targets over the relevant performance period. The performance period in the case of the above awards commenced on 1 January 2002 and will end on 31 December 2003.

Share Awards and Matching Awards will normally be exercisable within the three months following the date on which the retention period expires. The amount payable on the exercise of each award is £1.

Share Awards and related Matching Awards were also granted under the Matching Plan on 4 March 2002 to senior executives who are not directors.

2001 LTIP Awards

On 4 March 2002, the following Directors exercised awards granted to them under the Matching Plan. These awards (the ***2001 LTIP Awards***) were granted on 24 October 2000 as part of the arrangements for the demerger of the Company from The Peninsular and Oriental Steam Navigation Company (***P&O***) through which participants released awards previously granted to them under the P&O Long Term Incentive Plan. The 2001 LTIP Awards confer the right to acquire the number of Shares stated below on payment of a total consideration of £1. They became exercisable on 5 February 2002 and would lapse if not exercised before 5 May 2002. The Matching Awards relating to the 2001 LTIP Awards have lapsed as the relevant corporate performance condition was not satisfied.

The exercise of a 2001 LTIP Award gives rise to an income tax charge to the award holder which will be met from the proceeds of a sale of some of the Shares resulting from the exercise of the award as set out below. The Shares sold to finance this tax liability were sold on 4 March 2002 at a price of 411.5p per share.

Director	**Number of Shares Acquired on exercise of 2001 LTIP Award**	**Shares sold to finance tax liability**	**Balance of Shares retained**
Lord Sterling	79,269	(31,804)	47,465
P G Ratcliffe	86,165	(43,213)	42,952
N L Luff	36,946	(14,823)	22,123

Peter Ratcliffe and Nick Luff have each elected to have the balance of Shares retained designated as Invested Shares under the terms of the Matching Plan. Lord Sterling has elected to have 29,571 of the Shares retained designated as Invested Shares, the maximum permitted under the rules of the Matching Plan. In addition, on 4 March 2002, Nick Luff purchased a further 2,000 shares at a price of 410p per share to be designated as Invested Shares.

In accordance with the rules of the Matching Plan, Invested Shares designated by participants in the Matching Plan qualify for Matching Awards. The maximum number of shares a participant may receive from a Matching Award in the case of Invested Shares is 100% of the relevant shares, grossed up by the participant's marginal rate of income tax. However, the actual number of shares a participant may receive from a Matching Award is dependent upon the achievement of prescribed corporate performance targets over the relevant performance period. The performance period in the case of the above Invested Shares commenced on 1 January 2002 and will end on 31 December 2003.

Matching Awards in respect of Invested Shares will normally only be exercisable if the related Invested Shares are retained throughout the retention period, which will expire on the date the results of the Company for the year ended 31 December 2003 are announced, which is expected to be in February 2004. The Matching Awards will normally be exercisable within the three months following the date on which the retention period expires. The amount payable on the exercise of each award is £1.

P&O Princess Cruises Employee Benefit Trust

Shares required to satisfy the exercise of 2001 LTIP Awards, Share Awards or Matching Awards are held by the Trust. The Trustee holds a total of 1,779,236 Shares for the purpose of satisfying awards granted under the Matching Plan. Each of the directors listed above is a potential beneficiary of the Trust and is regarded for Companies Act purposes as interested in all the Shares held by the Trust, although the Shares held are also for the benefit of other employees of the Company. Despite the technical interest in the Shares, a director will only be entitled to receive from the Trust that number of Shares to which he would be entitled on exercise of an award or option which has been granted to him.

Executive Share Options

On 3 March 2002, the following options to subscribe for Shares were granted under the Option Plan to Directors of the Company

Director	Number of Shares under option	Exercise price
P G Ratcliffe	207,500	$5.78
N L Luff	56,293	407.75p
N L Luff	56,293	$5.78

The exercise price of 407.75p is the closing price of the Shares on 1 March 2002 as determined by reference to the Stock Exchange Daily Official List. The exercise price of $5.78 is determined by converting the sterling exercise price to dollars at an exchange rate of 1.4183.

These grants were part of a general grant of options made to employees under the Option Plan as a result of which options over a total of approximately five million Shares have been granted to approximately 800 employees. These options will generally be exercisable between the third and tenth anniversaries of the date of grant. Options granted to directors under the Option Plan are subject to the satisfaction of a corporate performance target.

P&O Princess Cruises plc is one of the largest international cruise companies with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises in the UK and in Australia; AIDA and A'ROSA in Germany and Swan Hellenic also in the UK. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships offering 29,460 berths is set to grow in the next three years with seven new ocean cruise ships and three river cruise vessels on order.

P&O Princess Cruises has approximately 19,500 employees worldwide and in 2001 generated revenue of approximately $2.5 billion (approximately £1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

Enquiries
P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer